SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

TC Energy Corporation
(Commission File No. 1-31690)

TransCanada PipeLines Limited
(Commission File No. 1-8887)

(Translation of Registrants’ Names into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, filed on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736, 333-184074, 333-227114 and 333-237979), Form F-3 (File Nos. 33-13564 and 333-6132), Form F-4 (File No. 333-252004) and Form F-10 (File Nos. 333-151781, 333-161929, 333-208585, 333-235546, 333-250988, 333-252123 and 333-253333).

Explanatory Note

TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TC Energy Corporation (“TC Energy”). TransCanada PipeLines is relying on the continuous disclosure documents filed by TC Energy pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 6-K is that provided by TC Energy.

EXHIBIT INDEX

99.1    Management Information Circular of TC Energy Corporation dated March 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 22, 2021

TC ENERGY CORPORATION TRANSCANADA PIPELINES LIMITED

By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary